

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2013

Ed Holloway
Chief Executive Officer
Synergy Resources Corporation
20203 Highway 60
Platteville, CO 80651

  Re: Synergy Resources Corporation
    Registration Statement on Form S-3
    Filed February 19, 2013
    File No. 333-186726

Dear Mr. Holloway:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your prospectus to include all required disclosure, other than that which you are allowed to omit under Rule 430A. For example, your cover page contains blank spaces with respect to the closing price of your common stock.

2. Please provide the disclosure required by Item 504 of Regulation S-K, or explain why such disclosure is not required. See Item 4 of Form S-3.

3.   We note the language on the cover page that you may offer "securities issuable upon the conversion of notes or the exercise of rights or warrants." We note similar language on page 4 that you may offer "securities issuable upon the exercise of rights or warrants" (with no reference to notes). We also note your statement on page 12 under Plan of Distribution that your securities may be sold "[a]s the result of the exercise of warrants or the conversion of preferred shares" (with no reference to rights or notes).

- Please revise throughout to consistently discuss the securities that are being registered.
- Please clarify whether you are also registering notes, or if you are only registering the securities issuable upon conversion of the notes. In either case, please provide in the filing appropriate disclosure of the notes.
- We note that you have not indicated in all applicable places that you are registering the securities issuable upon conversion of the convertible preferred stock. Please revise for consistency.
- Please clarify the nature of the securities issuable upon such conversion or exercise, and confirm whether these underlying securities have been included in the fee table.

4.   For each security being offered, please:

- Include the security in the fee table.
- Include all of the information required by Item 202 of Regulation S-K. In this regard, we note that you have only discussed common stock and preferred stock in the Description of Securities.
- Provide the exhibit required by Item 601(b)(4).
- Provide a legal opinion as to the security.

Cover Page

5.   We note that you have listed only "common stock" in the title immediately under your company name, although it appears you are offering other securities. Please revise the title to list all securities that you intend to offer.

Available Information, page 14

6.   Please revise your prospectus to incorporate by reference all of the information required by Item 12 of Form S-3, including Item 12(a)(3). For example, we note the Form 10-K/A filed December 13, 2012.

Exhibit 5.1

7. The legal opinion fails to comply with Item 601(b)(5) of Regulation S-K. For example, counsel fails to opine on the majority of the securities being registered, including preferred stock, convertible preferred stock, warrants, rights, and any underlying securities. We draw your attention to Staff Legal Bulleting 19 for guidance in preparing legality opinions for inclusion in Securities Act filings. Please obtain and file a legality opinion that complies with Regulation S-K. In addition, please be clear as to which entity is providing the legal opinion. In this regard, we note Exhibit 5 has reference to Hart & Hart, LLC, William T. Hart, P.C. and Hart & Trinen.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John P. Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief